UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         INSIGNIA FINANCIAL GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45767A105
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    45767A105
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,665,819*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     10.4%*
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  14)  Type of Reporting Person (See Instructions):       IN, IA
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*  Madeleine  L.L.C. ("Madeleine")  is the record holder of (i) 68,417 shares of the common stock, par value $0.01 per share (the "Common Stock"), (ii) 250,000 shares of the Series A Convertible Preferred Stock (the "Series A Preferred Stock"), and (iii) 125,000 shares of the Series B Convertible Preferred Stock ("the Series B Preferred Stock", and, together with the Series A Preferred Stock, the "New Preferred Stock") of Insignia Financial Group, Inc. (the "Company"). The shares of the New Preferred Stock are convertible at any time (unless and until the Securities are exchanged by the Company, as further described in Item 6 hereof) at the option of the holder thereof into shares of the Common Stock. Based upon the conversion rate of the Series A Preferred Stock and the Series B Preferred Stock, respectively, as of June 18, 2002, Madeleine has the right to convert the shares of New Preferred Stock into an aggregate of 2,597,402 shares. Thus, as of June 18, 2002, Madeleine is the holder of or has the right to acquire an aggregate of 2,665,819 shares of the Common Stock. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Madeleine. Further, Madeleine has participated some or all of the securities referred to herein to one or more entities affiliated with Madeleine (including but not limited to Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), and certain other private investment funds (collectively, the "Funds", and, along with Cerberus and Institutional, the "Feinberg Entities"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by the Feinberg Entities. Thus, as of June 18, 2002, for the purposes of Reg.
Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,665,819 shares of the Common Stock, or 10.4% of the shares of Common Stock deemed issued and outstanding as of that date.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Through June 18, 2002, Madeleine has been issued 68,417 shares of the Common Stock (the "Dividend Shares") in lieu of cash dividends on the shares of the Company's Convertible Preferred Stock purchased by Madeleine on February 9, 2000 (the "Old Preferred Stock"). Pursuant to a Stock Subscription and Exchange Agreement by and between the Company and Madeleine (the "Stock Subscription Agreement"), on June 18, 2002, among other transactions, Madeleine (i) exchanged the shares of Old Preferred Stock held by it for 250,000 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") and (ii) purchased 125,000 shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") for an aggregate purchase price of $12,500,000 (the Series A Preferred Stock and the Series B Preferred Stock are collectively referred to herein as the "New Preferred Stock"). All funds used to purchase or acquire any securities of the Company came directly from the assets of Madeleine, Cerberus, Institutional and the Funds, respectively.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 23,023,322 shares of the Common Stock (the "Shares") issued and outstanding as of May 29, 2002. Madeleine is the record holder of (i) 68,417 Shares, (ii) 250,000 shares of the Series A Preferred Stock and (iii) 125,000 shares of the Series B Preferred Stock. The shares of the New Preferred Stock are convertible at any time (unless and until the shares of the New Preferred Stock are exchanged by the Company, as further described in Item 6 hereof) at the option of the holder thereof into Shares. As of June 18, 2002, Madeleine has the right to convert the shares of the New Preferred Stock into an aggregate of 2,597,402 Shares. Thus, including the Dividend Shares held by Madeleine, as of June 18, 2002, Madeleine is the holder of or has the right to acquire an aggregate of 2,665,819 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Madeleine. Further, Madeleine has participated some or all of the securities referred to herein to one or more of the Feinberg Entities, and Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by the Feinberg Entities. Thus, as of June 18, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,665,819 Shares, or 10.4% of the Shares deemed issued and outstanding as of that date.

          During the sixty day period prior to June 18, 2002, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the June 18, 2002 transactions described in Item 3 and Item 6 of this Schedule 13D Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the purchase and exchange described in Item 3 hereof, Madeleine and the Company entered into a Senior Subordinated Credit Agreement, Stock Subscription and Exchange Agreement, Exchange Agreement, and Series A & Series B Registration Rights Agreement pursuant to which, among other things, (i) Madeleine agreed to provide to the Company up to $37.5 million of subordinated debt financing, to be evidenced by Senior Subordinated Notes of the Company (the "Notes"), as more particularly set forth and described in the Senior Subordinated Credit Agreement by and among, among others, the Company and Madeleine incorporated by reference as Exhibit 1 hereto; (ii) the Company and Madeleine agreed to the terms of the exchange of the Old Preferred Stock for shares of the Series A Preferred Stock and the purchase by Madeleine of the shares of the Series B Preferred Stock, as more particularly set forth and described in the Stock Subscription and Exchange Agreement incorporated by reference as Exhibit 2 hereto; (iii) the Company and Madeleine agreed to the terms pursuant to which the Company shall have the right to exchange all but not less than all of the New Preferred Stock and the Notes for a single type of security which at the election of the Company shall be either a Trust Convertible Preferred Security of a trust the common equity of which shall be owned by the Company ("TOPR") or a new series of convertible preferred stock of the Company to be designated as Series C Convertible Preferred Stock (the "Series C Preferred Stock"), as more particularly set forth and described in the Exchange Agreement incorporated by reference as Exhibit 3 hereto and (iv) the Company and Madeleine agreed to the terms pursuant to which the Company shall register the shares of the Common Stock issuable upon conversion of the New Preferred Stock for resale by the filing of a registration statement with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Series A & Series B Registration Rights Agreement incorporated by reference as Exhibit 4 hereto.

          In addition, as part of the Exchange Agreement, the Company and Madeleine agreed to the form of registration rights agreements pursuant to which the Company shall register the shares of the Common Stock issuable upon conversion of the Series C Preferred Stock or the TOPR, respectively, which may in the future be issued by the Company, for resale by the filing of a registration statement with the Commission pursuant to the Securities Act, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the registration rights agreements which appear as exhibits to the Exchange Agreement, which such Exchange Agreement is incorporated by reference as Exhibit 3 to this Schedule 13D Amendment No. 1.

          Furthermore, as part of the transactions described in this Schedule 13D Amendment No. 1, the Company has agreed to the form of the Indenture, Amended and Restated Declaration of Trust, Common Stock Guarantee Agreement and Preferred Stock Guarantee Agreement, each of which will govern matters relating to the issuance and treatment of the TOPR, if and when the TOPR is issued by the Company, each of which appear as exhibits to the Exchange Agreement, which such Exchange Agreement is incorporated by reference as Exhibit 3 to this Schedule 13D Amendment No. 1.

          The descriptions of the  transactions and agreements set forth in this
Schedule 13D Amendment No. 1 are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D Amendment No. 1 as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Senior Subordinated Credit Agreement, dated as of June 7, 2002, by and among Insignia Financial Group, Inc., as Borrower, Madeleine L.L.C., as Administrative Agent, and certain other financial institutions from time to time party thereto, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on June 27, 2002.

          2. Stock Subscription and Exchange Agreement, dated as of June 7, 2002, by and between Insignia Financial Group, Inc. and Madeleine L.L.C., incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on June 27, 2002.

          3. Exchange Agreement, dated as of June 18, 2002, by and between Insignia Financial Group, Inc. and Madeleine L.L.C., incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Company on June 27, 2002.

          4. Series A & Series B Registration Rights Agreement, dated as of June 18, 2002, by and between Insignia Financial Group, Inc. and Madeleine L.L.C., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on June 27, 2002.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              June 27, 2002


                                              /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen Feinberg, in  his  capacity
                                             as the managing member of  Cerberus
                                             Associates,  L.L.C.,  the   general
                                             partner of Cerberus Partners, L.P.,
                                             and  as  the investment manager for
                                             each  of  Madeleine L.L.C. and  the
                                             other Feinberg Entities referred to
                                             herein


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).